[redacted]

14048503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 04 2014 Washington DC

SEC FILE NUMBER
8- 67229

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S. Goldman Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MLGW, LLP
(Name – *if individual, state last, first, middle name*)

462 Seventh Avenue	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sheldon Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S. Goldman Advisors, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME THIS 24th DAY OF Feb. 2014.
BY
NOTARY PUBLIC

Signature

Senior Managing Director
Title

Notary Public

TOULA LIVANOS
Notary Public - State of New York
NO. 01LI4868263
Qualified in New York County
My Commission Expires 11/26/14

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S. GOLDMAN ADVISORS, LLC

REPORT ON AUDIT OF STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT

S. GOLDMAN ADVISORS, LLC

CONTENTS

MLGW LLP

462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Member
of S. Goldman Advisors, LLC

We have audited the accompanying statement of financial condition of S. Goldman Advisors, LLC (the "Company") (a Delaware limited liability company) as of December 31, 2013 , that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of S. Goldman Advisors, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

MLGW, LLP

New York, NY
February 22, 2014

S. GOLDMAN ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 285,704
Fees receivable	525,000
Property and equipment net of accumulated depreciation of $266,423	290,424
Prepaid expenses and other assets	1,093,985
Total Assets	$ 2,195,113

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other liabilities	$ 163,475
Member's equity	2,031,638
Total Liabilities and Member's Equity	$ 2,195,113

The accompanying notes are an integral part of these financial statements.

S. GOLDMAN ADVISORS, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2013

1. ORGANIZATION AND NATURE OF BUSINESS

S. Goldman Advisors, LLC ("SGA"), a single member limited liability company formed under Delaware law, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). SGA is also a member of the Financial Industry Regulatory Authority. SGA provides investment banking and financial advisory services principally related to mergers and acquisitions, equity restructuring and public offerings and private placements of debt and equity. SGA will continue indefinitely until terminated.

The Goldman Group LLC ("Goldman Group"), a single member limited liability company formed under Delaware law, is the 100% owner of SGA.

S Goldman Asset Management LLC ("SGAM"), an affiliated entity, was consolidated in prior year SGA audit filings. SGA ownership in SGAM was transferred to Goldman Group in 2013.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Revenue Recognition

Underwriting income include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which SGA acts as an underwriter or placement agent. Underwriting income revenue also includes fees earned from providing merger and acquisition and financial restructuring advisory services. Underwriting income revenue is recorded when the underlying transaction is completed and the income is reasonably determinable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

b) Income Taxes

SGA is a single member limited liability company. As such, the member is responsible for income taxes that result from SGA's operations. No provision for income taxes is included in the accompanying financial statements. However, SGA is liable for NYC Unincorporated Business Taxes ("UBT").

The provision for UBT consists of the following:

Current	$ 90,000
Deferred	30,000
	$ 120,000

SGA recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized differently in their financial statements and tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. SGA prepares its tax returns on a cash basis. Accordingly, SGA records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods. Deferred taxes are primarily attributable to accounts receivable and accrued expenses for financial statement purposes.

In accordance with ASC 740, Income Taxes, SGA is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2013, SGA did not have any unrecognized tax benefits or liabilities. SGA operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

c) Cash Equivalents

Cash equivalents are money market funds and other highly liquid financial instruments with an original maturity of less than three months.

d) Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by straight-line and accelerated methods over the estimated useful lives of the assets.

Leasehold improvements are amortized over the lesser of the term of the related lease or the estimated useful lives of the assets.

e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

f) Concentration of Credit Risk

SGA maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. SGA has not experienced any losses in such accounts and does not believe it is exposed to any unusual credit risk on these funds.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2013:

Furniture and fixtures	$ 196,382
Equipment	89,909
Leasehold improvements	270,556
	556,847
Less: accumulated depreciation and amortization	266,423
	$ 290,424

Depreciation and amortization amounted to $69,601 in 2013.

4. RELATED PARTY TRANSACTIONS

SGA received $155,000 from SGAM, an affiliated entity, during 2013 for services provided by SGA during 2013. SGA is due to receive an additional $382,779, of which $360,000 was for services provided during 2012, and the remaining $22,779 was for unpaid balance of SGAM's allocated share of overhead and administrative costs incurred in 2013.

SGA received approximately $1,508,000 in 2013 for advisory service fees, and consulting fees and reimbursed expenses related to underwriting transactions from S Goldman Capital LLC ("SGC"), an affiliated entity. SGA is due to receive an additional $450,000 from SGC for advisory service fees and consulting fees performed in 2013. These amounts will be received in 2014.

SGA paid SGC $75,000 in consulting fees related to advisory services performed in 2013.

SGA loaned $1,000,000 in the form of a subordinated borrowing to SGC. The subordinated borrowing related to an underwriting transaction. Accrued interest on the borrowing totaled approximately $14,600. The subordinated borrowing and accrued interest were repaid prior to year end.

SGA purchased insurance from Armonia Insurance Co., an affiliated entity. The $295,079 payment was made in 2013, but the insurance coverage was applicable to year 2014.

5. NET CAPITAL REQUIREMENT

SGA is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, which is the greater of $100,000 or the minimum net capital required based on aggregate indebtedness. At December 31, 2013, SGA's net capital was $257,229 which was $157,229 in excess of its required net capital of $100,000. SGA's ratio of aggregate indebtedness to net capital was .50 to 1.

6. COMMITMENTS AND CONTINGENCIES

SGA has a sublease agreement with Goldman Group on a month to month basis. The current monthly payment is $23,385 plus escalations. Rent expense totaling approximately $291,485 is charged to the financial statements for the year ended December 31, 2013.

7. PENSION PLANS

SGA provides a qualified 401(k) plan covering substantially all full-time employees who have met certain age and length of service requirements. Eligible employees may elect to contribute a percentage of their salary up to a specified maximum. SGA's voluntary contribution will vary depending on the profitability of SGA. SGA's voluntary contributions amounted to $118,799 in 2013.

8. SUBSEQUENT EVENTS

SGA has evaluated and noted no events or transactions that have occurred after December 31, 2013 that would require recognition or disclosure in the financial statements.